KT Corporation (NYSE symbol: KTC) Record Date for Voting Rights and Dividend

KT Corporation (NYSE symbol: KTC) will close its shareholder registry from January 1, 2006 until January 31, 2006. Shareholders that are registered in KT Corporation’s shareholder registry as of December 30, 2005 will be entitled to exercise their voting rights at the Annual General Meeting of Shareholders and to receive dividends for the 2005 fiscal year.